Katch Entertainment Inc.
Statements of Changes in Shareholders' Equity
From January 1, 2019 to December 31, 2020
(Unaudited)

| | Katch Entertainment LLC | Katch Entertainment Inc. | | | | | | |
	Members' Equity	Common Stock Shares	Amount	Preferred Stock Shares	Amount	Paid in capital	Accumulated Deficit	Total Shareholders' Equity
Balance, January 1, 2019	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Capital Contribution	152,329							
Net Loss	(13,976)	-	$ -	-	$ -	$ -	-	$ -
Balance, December 31, 2019	138,353	-	-	-	-	-	-	-
Capital Distribution	(298)							
Balance, March 10, 2020	138,055							
Conversion to corporation	(138,055)	7,010,800	7	-	$ -	152,024	(13,976)	138,055
SAFE Family and Friends						87,000		87,000
SAFE Seed Round						830,000		830,000
Net loss							(668,517)	(668,517)
Balance, December 31, 2020	$ -	7,010,800	$ 7	-	$ -	$ 1,069,024	$ (682,493)	$ 386,538